SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

_________________

For the fiscal year ended December 31, 2003

Commission File Number 001-31303

BLACK HILLS CORPORATION
EMPLOYEE STOCK PURCHASE PLAN

BLACK HILLS CORPORATION
625 NINTH STREET
PO BOX 1400
RAPID CITY, SOUTH DAKOTA 57709

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and the Employee Stock Purchase Plan
Committee of the Black Hills Corporation
Employee Stock Purchase Plan
Rapid City, South Dakota

We have audited the accompanying statements of financial position of the Black Hills Corporation Employee Stock Purchase Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in participants’ equity for the two years then ended. These financial statements are the responsibility of the Employee Stock Purchase Plan Committee and Black Hills Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Black Hills Corporation Employee Stock Purchase Plan for the year ended December 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 30, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Plan as of December 31, 2003 and 2002 and changes in participants’ equity for each of the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Minneapolis, Minnesota,
March 22, 2004

THIS IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP. THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP NOR HAS ARTHUR ANDERSEN LLP PROVIDED A CONSENT TO THE INCLUSION OF ITS REPORT IN THIS ANNUAL REPORT ON FORM 11-K.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and the Employee Stock Purchase Plan Committee of the Black Hills Corporation Employee Stock Purchase Plan:

We have audited the accompanying statements of financial position of the Black Hills Corporation Employee Stock Purchase Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in participants’ equity for the three years ended December 31, 2001. These financial statements are the responsibility of the Employee Stock Purchase Plan Committee and Black Hills Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2001 and 2000, and changes in participants’ equity for each of the three years ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Minneapolis, Minnesota,
January 30, 2002

Black Hills Corporation
Employee Stock Purchase Plan
Statements of Financial Position
As of December 31,

	2003	2002

Assets
Receivable from Black Hills Corporation	$30,520	$61,110

Participants' Equity
Participants' Equity	$30,520	$61,110

The accompanying note is an integral part of these statements.

Black Hills Corporation
Employee Stock Purchase Plan
Statements of Changes in Participants’ Equity
For the years ended December 31,

	2003	2002	2001

Participants' Equity, Beginning of Year	$61,110	$68,959	$204,223
Increases (Decreases) During the Year:
Employee Contributions Received	539,152	454,298	824,578
Dividend Income	15,626	11,658	22,357
Distributions to Participants	(585,368)	(473,805)	(982,199)

Participants' Equity, End of Year	$30,520	$61,110	$68,959

The accompanying note is an integral part of these statements.

Black Hills Corporation
Employee Stock Purchase Plan
Note to Financial Statements
December 31, 2003 and 2002

(1)            Plan Description

General — The Black Hills Corporation Employee Stock Purchase Plan (the Plan) was adopted by the Board of Directors of Black Hills Corporation (the Company) on January 29, 1987, and approved by the Company’s stockholders on May 20, 1987. Three hundred thousand shares of the Company’s Common Stock have been approved for issuance under the Plan. As of December 31, 2003, 135,349 shares were available for issuance under the Plan.

The Board of Directors of the Company determine the offering date on which shares of the Company’s common stock may be offered, at such times, for such number of shares and for such periods (up to 90 days) as the Board of Directors may prescribe. Subscriptions can only be accepted during the prescribed period. The subscription price per share is equal to 90 percent of the fair market value of the Common Stock on the offering date and is set forth in the Subscription Agreement.

Tax Status – The Plan is funded by after-tax participant contributions. Any earnings on the stock held in the plan are taxed at the participant level.

Administration — The Plan is administered by the Board of Directors of the Company who have the power and authority to promulgate such rules and regulations as they deem appropriate for the administration of the Plan, to interpret Plan provisions and to take all actions in connection therewith as they deem necessary or advisable. Other aspects of administration are handled by the Employee Stock Purchase Plan Committee, the members of which are designated from time to time by the Chief Executive Officer of the Company. The Company pays all administrative costs of the Plan.

Eligibility and Vesting — Each full-time employee of the Company or its subsidiaries, including officers, but excluding directors who are not employees of the Company or subsidiaries, is eligible to participate in the Plan. A full-time employee is one who is in the active service of the Company or its subsidiaries on the date an offering is made. Any employee whose customary employment is twenty hours or less per week or whose customary employment is for not more than five months per calendar year is not eligible to participate.

No employee is allowed to participate in the Plan if such employee, immediately after the offering is granted, owns stock comprising 5 percent or more of the total combined voting power or value of all classes of stock of the Company.

Employees are immediately vested.

Contributions — The plan is solely funded by participant contributions. An eligible employee may subscribe for not less than 20 nor more than 400 shares of Common Stock in connection with each offering. A subscription must be accompanied by an initial payment of $1.00 for each share of stock for which a subscription is made. The remaining balance will be paid through equal payroll deductions during the 12-month period following the subscription date.

Contributions are collected from participants through after-tax payroll deductions and amounts are not segregated by the Company. Therefore, contributions are recorded as a receivable from Black Hills Corporation on the Statement of Financial Position.

Investment of Funds; Issuance of Shares — Amounts paid by participants on the Plan subscriptions through payroll deductions are applied solely to purchase shares of Common Stock allotted to them, pursuant to the Plan.

Dividends — Dividends on subscribed shares are applied toward the purchase of additional shares of common stock of the Company through the Dividend Reinvestment and Stock Purchase Plan at the offering price.

Withdrawal From the Plan or Cancellation of Subscription — An employee participating in the Plan has the right, any time prior to payment in full, to cancel a subscription for unpaid shares by giving the committee written notice to that effect. Upon payment in full of the subscription or upon withdrawal from the Plan or termination of employment, the participant’s account will be cleared by one of the following methods pursuant to the participant’s request; (a) shares transferred to employee’s “of record” account; (b) certificate issued for whole shares and a check for fractional shares; or (c) shares sold on the open market.

Termination of employment for any reason including retirement or death, accompanied by failure of the terminated employee or the legal representative of the descendent to pay the entire balance due for the purchase of the shares for which a subscription has been accepted will result in cancellation. Such election to continue payment shall be made within ten days of the time of termination of employment, except for death, which shall be within two months following death.

(2)            Exhibits

Exhibit Number	Description

23.1	Consent of Independent Auditors' Deloitte & Touche LLP
23.2	Statement Regarding Consent of Arthur Andersen LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Stock Purchase Plan Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Black Hills Corporation Employee Stock Purchase Plan

By /s/Roxann R. Basham Roxann R. Basham

Date: March 22, 2004

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Independent Auditors' Deloitte & Touche LLP
23.2	Statement Regarding Consent of Arthur Andersen LLP